Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-11
Payment Date:	01-Sep-11
Prior Payment:	01-Mar-11
Next Payment:	01-Mar-12
Record Date:	29-Aug-11

Administrator:

Dimitrios Kostopoulos 312.992.2834
dimitrios.kostopoulos@baml.com

Reporting Package Table of Contents

Issue Id:	SAT00701
Monthly Data File Name:	SAT00701_201109_3.ZIP

Closing Date:	1-Mar-2007
First Payment Date:	4-Sep-2007
Rated Final Payment Date:	1-Mar-2097
Determination Date:	1-Sep-2011

Trust Collection Period
3/2/2011 - 9/1/2011

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service/Standard & Poor's Rating Services

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Grantor Trust

Class	Original Face Value (1)		Opening Balance	Principal Payment	Principal Adj. or Loss	Negative Amortization	Closing Balance	Interest Payment (2)	Interest Adjustment	Pass-Through Rate
CUSIP			Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Next Rate(3)
A	54,500,000.00		54,500,000.00	0.00	0.00	0.00	54,500,000.00	1,907,500.00	0.00	7.0000000000%
80412E202			1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	35.000000000	0.000000000	Fixed
B	3,690,000.00	N	3,690,000.00	0.00	0.00	0.00	3,690,000.00	164,813.00	0.00	0.0000000000%
80412EAA1			1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	44.664769648	0.000000000	
Total	54,500,000.00		54,500,000.00	0.00	0.00	0.00	54,500,000.00	2,072,313.00	0.00	

Total P&I Payment	2,072,313.00

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-11
Payment Date:	01-Sep-11
Prior Payment:	01-Mar-11
Next Payment:	01-Mar-12
Record Date:	29-Aug-11

Cash Reconciliation Summary

Interest Summary	
Current Scheduled Interest	2,077,813.10
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	2,077,813.10
Unscheduled Interest:	
PPY/YM Penalties (+)	0.00
Other Interest Proceeds (+)	0.00
Retained Interest (-)	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	2,077,813.10
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(5,500.00)
Fee Strips	0.00
Misc. Fees	0.00
Total	(5,500.00)
Cumulative Extraordinay Trust Expense	0.00
Total Interest Due Certs	2,072,313.10

Principal Summary	
Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	2,077,813.10
Remittance P&I Due Certs	2,072,313.10

Pool Balance Summary	Balance	Count
Beginning Pool	54,500,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	54,500,000.00	1

Servicing Fee Summary	
Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary	
Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Bond Interest Reconciliation Detail

Class	Accrual		Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support	
	Method	Days										Original	Current (1)
A	30/360	180	54,500,000.00	7.0000000000%	1,907,500.00	0.00	0.00	1,907,500.00	1,907,500.00	0.00	0.00	NA	NA
B	30/360		3,690,000.00	0.0000000000%	164,813.00	0.00	0.00	164,813.00	164,813.00	0.00	0.00	NA	NA
					2,072,313.00	0.00	0.00	2,072,313.00	2,072,313.00	0.00	0.00		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Bond Interest Reconciliation Detail

Class	Prior Interest Due Date	Current Interest Due Date	Additions					Deductions			Distributable Certificate Interest	Interest Payment Amount
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
A	1-Mar-2011	1-Sep-2011	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,907,500.00	1,907,500.00
B	1-Mar-2011	1-Sep-2011	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	164,813.00	164,813.00
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,072,313.00	2,072,313.00

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-11
Payment Date:	01-Sep-11
Prior Payment:	01-Mar-11
Next Payment:	01-Mar-12
Record Date:	29-Aug-11

Rating Information

Class	CUSIP	Original Ratings			Current Ratings/As of Date(1)				
		Fitch	Moody's	S&P	Fitch	Moody's		S&P	
A	80412E202	NR	Baa3	BBB-		Ba1	4/15/09	BB+	4/22/10
B	80412EAA1	NR	Baa3	BBB-		Ba1	4/15/09	BB+	4/22/10

NR - Designates that the class was not rated by the rating agency.

(1) Current ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to US Bank within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be provided by the rating agency in an electronic format and therefore not being updated on this report, US Bank recommends that investors obtain current rating information directly from the rating agency.

Bank of America Merrill Lynch

Statement Date: 01-Sep-11
Payment Date: 01-Sep-11
Prior Payment: 01-Mar-11
Next Payment: 01-Mar-12
Record Date: 29-Aug-11

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-11
Payment Date:	01-Sep-11
Prior Payment:	01-Mar-11
Next Payment:	01-Mar-12
Record Date:	29-Aug-11

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
Series 2007-1	0.00	0.0000%

Underlying Information

Name	J.C.Penney Corporation 7.625% Debentures
Cusip	708160BL9
Balance	54,500,000.00
Current Rate	7.625%
Next Rate	7.625%
Amount Received	$2,077,812.50
Ratings Moody/S&P/Fitch	Ba1/BB+/BBB-

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-11
Payment Date:	01-Sep-11
Prior Payment:	01-Mar-11
Next Payment:	01-Mar-12
Record Date:	29-Aug-11

Disclaimer

On December 30, 2010, substantially all of the Global Securities Solutions securitization trust administration business of Bank of America, N.A. and its affiliates (collectively, "Bank of America") located in the United States, the United Kingdom and Ireland was acquired by the corporate trust division of U.S. Bank National Association and its affiliates (collectively, "U.S. Bank"). As a result of the acquisition, substantially all of the relationships of the Global Securities Solutions securitization trust administration business are being administered by U.S. Bank, with transitional assistance from Bank of America. The securitization trust administration functions and roles that are being transitioned include, but are not limited to, Bank of America's roles and duties as trustee, securities administrator, paying agent, collateral agent, custodian, security registrar, calculation agent and depositary. Succession by U.S. Bank of securitization trust administration roles from Bank of America shall be subject to satisfaction of any applicable requirements or conditions set forth in the applicable agreements. During the transition period, until further notice is provided, all communications and any other ongoing activities regarding the securitization trust administration business should continue to be made through your current Bank of America contacts. Should you have any questions in relation to either this notice or the servicing of your account, please contact the applicable Transaction Manager.